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                            July 23, 2021

       Gregg Koechlein
       Chief Financial Officer
       High Sierra Technologies, Inc.
       1495 Ridgeview Drive, Suite 230A
       Reno, Nevada 89519

                                                        Re: High Sierra
Technologies, Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed April 14,
2021
                                                            File No. 000-52036

       Dear Mr. Koechlein:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Report of Independent Registered Accounting Firm, page 19

   1. Please amend your filing to include an updated report from the independent registered accounting firm that is
appropriately dated.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
       3856 with any questions.




                            Sincerely,
 Gregg Koechlein
High Sierra Technologies, Inc.
July 23, 2021
Page 2
FirstName LastNameGregg Koechlein
Comapany NameHigh Sierra Technologies, Inc.
                                              Division of Corporation Finance
July 23, 2021 Page 2                          Office of Real Estate &
Construction
FirstName LastName